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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                      Universal Communication Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    98155Q109
                                 (CUSIP Number)

                            AMRO International, S.A.
                                c/o Ultra Finance
                               Grossmunsterplatz 6
                                  P.O. Box 4401
                                 Zurich CH 8022
                                   SWITZERLAND
                              Attn: H. U. Bachofen
                              Tel: 011-411-252-8680
                              Fax: 011-411-262-5515

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 2003
             (Date of Event which Requires Filing of This Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]




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CUSIP No. 98155Q109

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          AMRO INTERNATIONAL, S.A.
------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [x] - NOT A MEMBER OF A GROUP
--------- ---------------------------------------------------------------------

   3      SEC USE ONLY


--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Panama
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                                  7 SOLE VOTING POWER

                                  2,418,530 (a)
                          ------- ---------------------------------------------

                                  8 SHARED VOTING POWER

                                  -0-
                          ------- ---------------------------------------------


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                                  9 SOLE DISPOSITIVE POWER

                                  2,418,530 (a)
                          ------- ---------------------------------------------

                                  10 SHARED DISPOSITIVE POWER

                                  -0-

--------- ---------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,418,530 (a)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [  ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8% (b)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          CO
--------- ---------------------------------------------------------------------

(a) In addition to the 2,418,530 shares of Common Stock beneficially owned by AMRO, AMRO also currently owns common stock purchase warrants and convertible debentures which are exercisable and convertible, respectively, into shares of Common Stock of the Company at variable prices. However, AMRO currently disclaims beneficial ownership of the Common Stock underlying such warrants and debentures because (a) the terms and conditions of such warrants and debentures prohibit the Company from issuing Common Stock to AMRO for such time as AMRO owns more than 9.99% of the issued and outstanding Common Stock of the Company,
(b) AMRO currently has no intention to sell a sufficient number of shares of Common Stock to reduce its Common Stock holdings below 9.99%, (c) even if, as a result of reverse stock splits, repurchases or similar unilateral actions on the part of the Company, AMRO is deemed to own less than 9.99% of the issued and outstanding Common Stock, AMRO has no present intention to exercise its warrant or convert any of its outstanding convertible debentures into Common Stock, (d) even though AMRO can unilaterally elect to waive the 9.99% restriction contained in the warrant and convertible debentures, it has no present intention to waive such restriction and (e) even if AMRO had a present intention to waive the 9.99% restriction, sixty (60) days prior written notice of such waiver is required from AMRO to the Company, with the result being that AMRO is not deemed to beneficially own any of the Common Stock underlying its common stock purchase warrant or convertible debentures as of the date hereof.

(b) Based upon written information provided to AMRO from the transfer agent of the Company that, as of April 30, 2003, there are 22,298,883 shares of Common

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Stock issued and outstanding.

Item 1.   Security and Issuer.

The class of securities to which this statement on Schedule 13D relates is the common stock, $.001 par value per share ("Common Stock"), of Universal Communication Systems, Inc., a Nevada corporation (the "Company"), with its principal business address at 407 Lincoln Road, Suite 6K, Miami Beach, Florida 33139.

Item 2.   Identity and Background.

(a) This statement is filed by AMRO International, S.A., an entity organized under the laws of Panama ("AMRO"). AMRO is an investment fund engaged in the business of investing in publicly traded equity securities for its own account.
H. U. Bachofen and Michael Klee are the directors of AMRO and share voting and dispositive power over the shares of Common Stock held by AMRO. Mr. Bachofen and Mr. Klee each disclaim beneficial ownership of the shares of Common Stock held by AMRO.

(b) The business address for AMRO, Mr. Bachofen and Mr. Klee is c/o Ultra Finance, Grossmunsterplatz 6, P.O. Box 4401, Zurich CH 8022, Switzerland.

(c) N/A with respect to AMRO. Mr. Bachofen and Mr. Klee are each directors of AMRO and their business address is listed above.

(d) Neither Mr. Bachofen nor Mr. Klee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of AMRO, Mr. Bachofen or Mr. Klee have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

AMRO had previously acquired, for cash consideration, securities of the Company convertible into Common Stock. Specifically, on March 29, 2001, as part of a capital raise, the Company issued to AMRO a convertible debenture (the "Debenture"). Upon full conversion of the Debenture, AMRO received a stock certificate representing 2,513,530 shares of Common Stock on February 6, 2003. On February 6, 2003, the Company had 10,117,517 shares of Common Stock outstanding, resulting in AMRO owning approximately 24.8% of the Common Stock. Since February 6, 2003, the Company has issued additional Common Stock such that the number of shares of Common Stock currently issued and outstanding is

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22,298,883. As a result of AMRO's sales of its Common Stock from March 26, 2003 through April 9, 2003, which such transactions are set forth in Item 5(c) below, AMRO currently owns 2,418,530 shares of Common Stock, or approximately 10.8% of the issued and outstanding Common Stock.

Item 4.   Purpose of Transaction.

The purpose of this Schedule 13D is to report the acquisition of more than 20% of the Common Stock. Such percentage was acquired as a result of the conversion of a convertible debenture held by AMRO into shares of Common Stock, which such shares were acquired solely for investment purposes. Currently, AMRO owns 10.8% of the Common Stock. To the knowledge of AMRO, there are no plans or proposals which relate to or would result in (a) the acquisition or disposition of additional securities of the Company, other than dispositions of Common Stock by AMRO in the ordinary course of AMRO's business, (b) an extraordinary corporate transaction, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (j) any action similar to any of those enumerated in items (a)-(i) above. AMRO does not have any definitive present plans or proposals which will relate to or would result in any of the event or actions described in clauses (a) through (j) above, except for the sale of its shares of Common Stock in ordinary brokerage transactions.

Item 5. Interest in Securities of the Issuer.

(a) AMRO is the beneficial owner of 2,418,530 shares of Common Stock, which, to AMRO's knowledge, represents 10.8% of the outstanding Common Stock as of the date hereof. Neither Mr. Bachofen nor Mr. Klee directly or indirectly own any securities of the Company. In addition to the 2,418,530 shares of Common Stock beneficially owned by AMRO, AMRO also currently owns common stock purchase warrants and convertible debentures which are exercisable and convertible, respectively, into shares of Common Stock of the Company at variable prices. However, AMRO currently disclaims beneficial ownership of the Common Stock

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underlying such warrants and debentures because (a) the terms and conditions of such warrants and debentures prohibit the Company from issuing Common Stock to AMRO for such time as AMRO owns more than 9.99% of the issued and outstanding Common Stock of the Company, (b) AMRO currently has no intention to sell a sufficient number of shares of Common Stock to reduce its Common Stock holdings below 9.99%, (c) even if, as a result of reverse stock splits, repurchases or similar unilateral actions on the part of the Company, AMRO is deemed to own less than 9.99% of the issued and outstanding Common Stock, AMRO has no present intention to exercise its warrant or convert any of its outstanding convertible debentures into Common Stock, (d) even though AMRO can unilaterally elect to waive the 9.99% restriction contained in the warrant and convertible debentures, it has no present intention to waive such restriction and (e) even if AMRO had a present intention to waive the 9.99% restriction, sixty (60) days prior written notice of such waiver is required from AMRO to the Company, with the result being that AMRO is not deemed to beneficially own any of the Common Stock underlying its common stock purchase warrant or convertible debentures as of the date hereof.

(b) AMRO has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of all shares of Common Stock listed above. None of AMRO, Mr. Bachofen or Mr. Klee have shared power to vote or to direct the vote of, nor the shared power to dispose or to direct the disposition of, any other shares of Common Stock with any other person.

(c) The following chart sets forth all transactions in the Common Stock effected by AMRO during the past sixty (60) days, including the date of the transaction, the amount of Common Stock involved and the price per share. All of such transactions were effected on the Over-The-Counter Bulletin Board pursuant to open market transactions. These transactions are:

Date of Transaction                 Number of Shares of
-------------------                 -------------------
                                    Common Stock Sold         Price Per Share
                                    -----------------         ---------------

March 26, 2003                      10,000                    0.045
March 27, 2003                      10,000                    0.045
March 28, 2003                      10,000                    0.045
March 31, 2003                      5,000                     0.045
April 1, 2003                       10,000                    0.045
April 3, 2003                       10,000                    0.045
April 4, 2003                       10,000                    0.045
April 7, 2003                       10,000                    0.045
April 8, 2003                       10,000                    0.045
April 9, 2003                       10,000                    0.045

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

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         N/A

Item 7. Material to be Filed as Exhibits.

         N/A


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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 1, 2003


AMRO INTERNATIONAL, S.A.


By: /s/ H. U. Bachofen
  -------------------------------------
         H. U. Bachofen, Director


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